Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, including SPY Elite Imaging System, PINPOINT Endoscopic Fluorescence Imaging System, LUNA Fluorescence Angiography System, Firefly™ System [collectively, the “SPY Imaging Systems”] and CO2 Heart Laser System, Easy LDI Imaging System and DermACELL® tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products [“DermACELL”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health®  [“LifeNet”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the partnership agreement with Serena Group™, the product management agreements with Vital Corporation, the co-marketing agreement with Arthrex Inc., the distribution agreements with MAQUET Cardiovascular [“MAQUET”], Swissray Asia, CHC Healthcare Group, Kirloskar Technologies Pvt., Ltd. [“KTPL”], Laibo Medical, Arseus Hospital NV, AB Medica SPA, AMI Technologies and, Vingmed Denmark A/S and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution agreements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of NOVADAQ’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for some Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Elite System; market acceptance and adoption of the SPY Imaging Systems and/or DermACELL; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; risks related to third-party contractual performance; risks associated with the introduction of new or existing fluorescence imaging systems by competitors that compete with the SPY Imaging Systems; risks related to medical or scientific advances that could render the Systems obsolete; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property [“IP”] and third party intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2014, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through February 17, 2016.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. The focus of its operations began with research and development, and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. From 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of NOVADAQ’s leading products. In 2013, NOVADAQ established a direct sales team in North America to focus on the sale of the Company’s PINPOINT Imaging System and the LUNA Imaging System. In 2015, NOVADAQ’s direct sales and marketing team began to sell and market the SPY Elite Imaging System, which was previously distributed and marketed in North America by LifeCell Corporation [“LifeCell”]. Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in additional research and development and acquisitions in order to expand the applications of its current and future imaging platform and direct sales offerings.

The SPY fluorescence imaging technology platform [“SPY Fluorescence Imaging”] provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical and outpatient procedures performed in the operating room or clinic. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and other healthcare providers and the specialty procedures they perform. SPY images enable physicians treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue.

Over 160 peer-reviewed publications report positive clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. This body of academic literature supports the Company’s claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons and other specialists to repair or remove tissue that could, otherwise, lead to post-operative or post procedure complications, which if not addressed during the procedure can negatively impact patient quality of life and significantly increase overall treatment costs.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during nine different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow in peripheral vessels and perfusion in extremities for patients with vascular disease and conditions that can lead to chronic and acute wounds. The SPY, SPY Elite, and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in certain other markets outside of the United States including Australia, Brazil, China, Israel, Japan, New Zealand, Philippines, South Korea, Taiwan and Turkey. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. PINPOINT is approved for sale in Australia, Brazil, China, Israel, Japan, Mexico, New Zealand, Philippines, South Korea, Taiwan, Thailand and Turkey. PINPOINT combines the capabilities of

SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that is used in breast reconstruction surgeries, as well as in the treatment of diabetic foot and venous stasis ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion to support integration with native tissue at the time of allograft implant.

In addition to marketing SPY Imaging Systems and DermACELL products, NOVADAQ acquired and now markets the U.S. FDA premarket approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 61 patent families representing 103 granted or allowed patents and 117 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

Developments in 2015

On September 28, 2015, NOVADAQ announced the unveiling of SPY-Q Case Manager [SPY-QCM], at the Symposium on Advanced Wound Care Fall 2015 meeting held in Las Vegas, Nevada.

SPY-QCM is an image acquisition and analysis software toolkit that will also enable physicians treating patients with compromised blood flow and tissue perfusion to assess the effectiveness of chosen treatments over time using new case management functionality. SPY-QCM will compile image data acquired using NOVADAQ’s Fluorescence Angiography System over the course of a treatment period, and will provide a clear history of a patient’s recovery progress and, if appropriate, allow them to alter treatment strategies to maximize the likelihood of a successful outcome.

On September 30, 2015, NOVADAQ entered into a Co-Marketing Agreement [the “Agreement”] with Arthrex, Inc. [“Arthrex”], a global medical device company and leader in orthopaedic medical device innovation.

The Agreement allows the two companies to combine their expertise and devices to offer a world-class endoscopic system for a wide variety of surgical specialties, including orthopedic, general, colorectal and gynecological surgeries. NOVADAQ’s “plug and play” PINPOINT upgrade kit facilitates the seamless integration of its SPY imaging technology into Arthrex’s Synergy System, combining the most clinically relevant fluorescence imaging experience with the leading 4K white light endoscopic system.

Both companies will continue to sell their own standalone systems in addition to the combined systems, giving end-users unparalleled choice in providing the best care for their patients. Arthrex will have the ability to include the PINPOINT upgrade kit in all new Synergy System purchases, as well as upgrade their existing installed base. NOVADAQ’s sales team will continue to sell PINPOINT as a part of its fluorescence imaging ecosystem and NOVADAQ will also supply the disposable kits required to perform SPY imaging procedures directly to those Arthrex customers that have purchased PINPOINT upgrade kits.

SELECTED ANNUAL INFORMATION

The table below summarizes information regarding NOVADAQ's revenues, loss from operations and other financial information for the years presented in accordance with IFRS as issued by the IASB and should be read in conjunction with the corresponding audited consolidated financial statements and related notes.

	Year ended December 31
in $000’s, except per share amounts and %	2015	2014	2013

Revenues
Product sales	60,799	40,696	31,020
Royalty revenue	2,023	1,909	1,889
Partnership fee revenue	-	3,291	1,300
Service revenue	990	704	812
Total revenues	63,812	46,600	35,021
Cost of sales	18,726	16,058	12,964
Gross profit	45,086	30,542	22,057
Gross profit percentage	71%	66%	63%
Operating expenses
Selling and distribution expenses	54,518	27,684	14,061
Research and development expenses	17,549	10,782	7,974
Administrative expenses	9,052	10,295	7,234
Write-down of equipment	-	-	26
Termination fee	-	4,500	-
Total operating expenses	81,119	53,261	29,295
Loss from operations	(36,033)	(22,719)	(7,238)
Finance costs	(104)	—	(183)
Finance income	250	226	109
Warrants revaluation adjustment	5,021	(1,836)	(15,015)
Gain on investment	—	25	25
Loss before income taxes	(30,866)	(24,304)	(22,302)
Income tax recovery (expense)	36	(50)	—
Net loss and comprehensive loss for the period	(30,830)	(24,354)	(22,302)
Basic loss and comprehensive loss per share for the period	(0.55)	(0.44)	(0.47)
Diluted loss and comprehensive loss per share for the period	(0.63)	(0.44)	(0.47)

Note – Certain prior period comparatives have been reclassified to conform to the current year’s presentation.

RESULTS OF OPERATIONS – Year Ended 2015 as compared to 2014

Revenues

Revenues increased by 37% to $63,812,000 in 2015 from $46,600,000 in 2014. Product sales increased by $20,103,000 or 49% mainly due to an increase in capital sales of $10,621,000 or 42% and an increase in recurring revenue of $9,491,000 or 61%.  Part of the increase in revenue recognized on SPY Elite kit sales results from the Company recognizing 100% of SPY Elite sales in 2015 due to the termination of the LifeCell agreements in Q4-2014.

Royalty revenue in 2015 increased by $114,000 as compared to 2014 due to more Firefly Illuminators being sold by our partner.

Partnership fee revenue of $3,291,000 in 2014 related to the fee revenue recognized in 2014 on the marketing and distribution agreements with LifeCell which did not recur due to the termination of the agreements in Q4-2014.

Gross Profit

Gross profit was $45,086,000 for year ended 2015 compared to $30,542,000 in 2014.  As a percentage of revenue, gross profit increased by 5% from 66% in 2014 to 71% in 2015. The increase in gross profit was mainly a result of higher recurring and capital sales, partially offset by the partnership fee revenue of $3,291,000 recognized in 2014.

Operating Expenses

Selling and distribution expenses of $54,518,000 for the year-ended December 31, 2015 were $26,834,000 higher than expenses of $27,684,000 in 2014 as a result of additional direct sales force personnel; higher promotional spending; and an increase in costs related to the sponsorship of clinical studies.

Research and development expenses of $17,549,000 for the year-ended December 31, 2015 were $6,767,000 higher than expenses of $10,782,000 in the prior year due to higher patent and trademark expenses of $5,517,000; an increase in salaries and benefits in the amount of $579,000 to support expanded operations; and an increase in costs related to clinical studies in the amount of $428,000.

Administrative expenses of $9,052,000 for the year-ended December 31, 2015 were $1,243,000 lower than expenses of $10,295,000 in 2014. The decrease is mainly a result of lower bad debt expense of $1,954,000 and lower professional fees of $263,000. These amounts were partially offset by higher salaries and benefits in the amount of $769,000 and higher public company listing fees in the amount of $123,000.

Included in operating expenses in 2014, was a one-time termination fee of $4,500,000 paid to LifeCell in connection to the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

Finance Costs

Finance costs of $104,000 for the year-ended December 31, 2015 were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income of $250,000 for the year-ended December 31, 2015 was higher than income of $226,000 in 2014 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income of $5,021,000 for the year-ended December 31, 2015 compared to warrant revaluation expense of $1,836,000 in 2014.  During the year-ended December 31, 2015, the Company’s share price decreased by $3.88, whereas the share price in 2014 increased by $0.13.

Income Tax Expense

Income tax recovery for the year-ended December 31, 2015 was $36,000, compared to income tax expense of $50,000 for the year-ended December 31, 2014.

Net Loss

Net loss for the year-ended December 31, 2015 was $30,830,000, compared to a net loss of $24,354,000 in 2014. The increase in net loss of $6,476,000 was due to higher operating costs in the amount of $27,858,000, partially offset by an increase in gross profit of $14,544,000 and by the non-cash warrant revaluation income of $5,021,000 in 2015 compared to warrant revaluation expense of $1,836,000 in 2014.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ's revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
in $000’s, except per share amounts and %	2015	2015	2015	2015	2014	2014	2014	2014

Revenues
Product sales	19,104	16,290	14,337	11,067	9,803	11,111	10,391	9,391
Royalty revenue	587	443	541	452	745	489	270	405
Partnership fee revenue	––	––	––	––	2,316	325	325	325
Service revenue	327	303	189	172	158	203	166	177
Total revenues	20,018	17,036	15,067	11,691	13,022	12,128	11,152	10,298
Cost of sales	5,648	4,477	4,381	4,220	3,897	4,327	4,232	3,602
Gross profit	14,370	12,559	10,686	7,471	9,125	7,801	6,920	6,696
Gross profit percentage	72%	74%	71%	64%	70%	64%	62%	65%

Operating expenses
Selling and distribution expenses	13,157	13,370	15,493	12,498	7,505	6,279	7,192	6,708
Research and development expenses	4,817	3,981	5,129	3,622	3,394	2,802	2,331	2,255
Administrative expenses	2,587	1,319	2,458	2,687	3,935	2,413	1,968	1,980
Termination fee	––	––	––	––	4,500	––	––	––
Total operating expenses	20,561	18,670	23,080	18,807	19,334	11,494	11,491	10,943
Loss from operations	(6,191)	(6,111)	(12,394)	(11,336)	(10,209)	(3,693)	(4,571)	(4,247)
Finance costs	(26)	(26)	(26)	(26)	––	––	––	––
Finance income	84	56	56	54	48	50	59	70
Warrant revaluation adjustment	(3,661)	2,321	6,338	23	(7,356)	6,670	10,794	(11,944)
Gain on investment	––	––	––	––	––	––	––	25
Income (loss) before income taxes	(9,794)	(3,760)	(6,026)	(11,285)	(17,517)	3,027	6,282	(16,096)
Income tax recovery (expense)	(13)	48	––	––	(34)	1	(2)	(15)
Net income (loss) and comprehensive income (loss) for the period	(9,807)	(3,712)	(6,026)	(11,285)	(17,551)	3,028	6,280	(16,111)

Basic income (loss) and comprehensive income (loss) per share for the period	(0.17)	(0.07)	(0.11)	(0.20)	(0.32)	0.05	0.11	(0.29)
Diluted income (loss) and comprehensive income (loss) per share for the period	(0.17)	(0.11)	(0.22)	(0.20)	(0.32)	(0.06)	(0.08)	(0.29)

Balance Sheet Data

in $000’s	As at December 31, 2015	As at December 31, 2014	As at December 31, 2013

Cash and cash equivalents	106,790	141,448	182,330
Working Capital	128,614	156,649	186,702
Total assets	175,972	196,881	212,375
Total non-current liabilities	19,022	28,056	28,252
Total liabilities	33,010	34,390	37,260
Shareholders' equity	142,962	162,491	175,115

Note – Certain prior period comparatives have been reclassified to conform to the current year’s presentation.

RESULTS OF OPERATIONS – Q4-2015 as compared to Q4-2014

Revenues

Revenues increased by 54% to $20,018,000 in Q4-2015 from $13,022,000 in Q4-2014. Product sales increased by $9,301,000 or 95% mainly due to an increase in an increase in capital sales of $5,655,000 or 89% and recurring revenue of $3,655,000 or 107%. Part of the increase in revenue recognized on SPY Elite kit sales results from the Company recognizing 100% of SPY Elite sales in 2015 due to the termination of the LifeCell agreements in Q4-2014.

Royalty revenue for Q4-2015 decreased from Q4-2014 by $158,000 due to less Firefly Illuminators being sold by our partner.

Partnership fee revenue of $2,316,000 in Q4-2014 related to the fee revenue recognized in 2014 on the marketing and distribution agreements with LifeCell which did not recur due to the termination of the agreements in Q4-2014.

In comparison to Q3-2015, revenues increased by $2,982,000 or 18% mainly due to an increase in product sales. Revenue from direct capital sales and direct recurring revenue increased by 33% and 11%, respectively, as compared to Q3-2015. Direct revenues exclude our partnered revenues and sales outside of North America.  Direct recurring revenues include all kits, service, rental and DermACELL sales.

In Q4-2015, an estimated 11,400 procedures using SPY technology systems were performed, representing an increase over Q4-2014 and Q3-2015 of 9% and 15%, respectively.

Gross Profit

Gross profit was $14,370,000 in Q4-2015 compared to $9,125,000 in Q4-2014.  As a percentage of revenue, gross profit increased by 2% from 70% in Q4-2014 to 72% in Q4-2015. The increase in gross profit percentage was primarily the result of higher capital sales. This was partially offset by the partnership fee revenue of $2,316,000 recognized in Q4-2014.  In comparison to Q3-2015, gross profit, as percentage of revenue, was lower by 2% due to higher manufacturing costs recovered in Q3-2014 due to more units manufactured and a write-down of inventories in the amount of $585,000 in Q4-2015.

Operating Expenses

Selling and distribution expenses of $13,157,000 for Q4-2015 were $5,652,000 higher than Q4-2014 expenses of $7,505,000 as a result of additional direct sales force personnel and higher promotional spending. In comparison to Q3-2015, selling and distribution expenses decreased by $213,000 or 2% due to lower promotional expenses, offset by higher personnel costs.

Research and development expenses of $4,817,000 in Q4-2015 were $1,423,000 higher than Q4-2014 expenses of $3,394,000 mainly due to higher patent and trademark expenses of $1,099,000 and higher costs related to clinical studies in the amount of $477,000. In comparison to Q3-2015, research and development expenses were $836,000 higher due to higher costs related to clinical studies of $485,000 and an increase in product development expenses of $115,000.

Administrative expenses of $2,587,000 in Q4-2015 were $1,348,000 lower than Q4-2014 expenses of $3,935,000. The decrease mainly related to higher bad debt expense in Q4-2014 in the amount of $1,863,000 mainly offset by higher professional fees of $484,000. In comparison to Q3-2015, administrative expenses were higher than the previous quarter by $1,268,000 mainly due to higher professional fees in the amount of $760,000 and a higher non-cash stock option expense of $386,000.  The previous quarter included a reduction in stock option expense of $444,000 as a result of forfeitures.

Finance Costs

Finance costs of $26,000 in Q4-2015 were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income increased to $84,000 in Q4-2015 from $48,000 in Q4-2014 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The Q4-2015 non-cash warrant revaluation expense was $3,661,000 compared to an expense of $7,356,000 in Q4-2014. During Q4-2015 the Company’s share price increased $2.31, compared to a $3.93 share price increase in Q4-2014. During Q3-2015 the Company’s share price decreased by $1.68 which resulted in a non-cash warrant revaluation income of $2,321,000.

Net Income Loss

Net loss was $9,807,000 in Q4-2015 compared to a net loss of $17,551,000 in Q4-2014.  The change was primarily a result of an increase in gross profit of $5,245,000 and a decrease in warrant revaluation expense of $3,695,000.  Offsetting these amounts was an increase in operating expenses of $1,227,000.

In comparison to Q3-2015, net loss increased by $6,095,000 primarily due to warrant revaluation expense of $3,661,000 in Q4-2015 as compared to warrant revaluation income of $2,321,000 in Q3-2015 and higher operating expenses of $1,892,000.  Offsetting these amounts was an increase in gross profit of $1,811,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at December 31, 2015 as compared to December 31, 2014:

in $000's, except %	As at December 31, 2015	As at December 31, 2014	Change ($)	Change (%)	Comments
ASSETS
Current assets
Cash and cash equivalents	106,790	141,448	(34,658)	(25)	See Liquidity and Capital Resources section below.
Accounts receivable	21,768	13,503	8,265	61	Increase in sales in Q4-2015 as compared to Q4-2014.
Prepaid expenses and other assets	3,363	1,205	2,158	179	An increase in prepaid insurance and deposits for sales and marketing events.
Income taxes recoverable	—	29	(29)	(100)	A decrease due to taxes recovered in 2015.
Inventories	10,681	6,798	3,883	57	An increase to meet forecasted sales.
	142,602	162,983	(20,381)	(13)
Non-current assets
Property and equipment, net	14,830	13,648	1,182	9	Net additions in 2015 to revenue generating assets of $5,000 and leasehold improvements of $1,317, less depreciation of $5,135.
Intangible assets, net	18,540	20,250	(1,710)	(8)	A decrease due to amortization recorded in 2015.

Total Assets	175,972	196,881	(20,909)	(11)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	12,145	5,345	6,800	127	An increase due to working capital requirements.
Provisions	455	335	120	36	An increase in warranty provision due to higher capital sales in 2015 as compared to 2014.
Deferred revenue	1,125	404	721	178	An increase in extended service contracts purchased by customers.
Income taxes payable	13	—	13	100	An increase in state tax expense.
Distribution rights payable	250	250	—	—
	13,988	6,334	7,654	121
Non-current liabilities
Deferred revenue	849	552	297	54	An increase in extended service contracts purchased by customers.
Distribution rights payable	1,735	1,631	104	6	An increase resulting from interest accretion recorded in 2015.
Shareholder warrants	16,438	25,873	(9,435)	(36)	Exercises of $4,414 and non-cash revaluation adjustment of $5,021.

Total Liabilities	33,010	34,390	(1,380)	(4)

Total Shareholders' Equity	142,962	162,491	(19,529)	(12)	Net loss of $30,830 offset by stock based compensation of $5,074 and exercise of shareholder warrants and stock options of $5,114 and $1,114, respectively.

Total Liabilities and Shareholders' Equity	175,972	196,881	(20,909)	(11)

Note – Certain prior period comparatives have been reclassified to conform to the current year’s presentation.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company's planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $106,790,000 as at December 31, 2015, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

For the year ended December 31, 2015, cash used in operating activities was $30,090,000 which included cash expenditures (cash burn) before change in working capital of $23,829,000, and an increase in non-cash working capital of $6,559,000.  The cash burn during the year was mainly driven by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure and higher research and development expenses, which were partially offset by an increase in gross profit and a reduction in administrative expenses.  The increase in working capital was driven by increased accounts receivable, inventories, and prepaid expenses and other assets, partially offset by increased accounts payable and accrued liabilities and an increase in deferred revenue.

Investing Activities

For the year ended December 31, 2015, cash used from investing activities was $6,317,000 comprised of net additions to revenue generating fixed assets which were primarily utilized in the placement of assets at hospitals and clinics and leasehold improvements and furniture and fixtures in the amount of $1,317,000 related to the new facility in Burnaby B.C.

Financing Activities

For the year ended December 31, 2015, cash provided from financing activities was $1,814,000, of which $1,114,000 was from the proceeds of the exercise of stock options and $699,000 was from the proceeds of the exercise of warrants.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at December 31, 2015, the Company has not utilized this credit facility. As at December 31, 2015, the maximum amount that can be borrowed under the revolver loan was $2,228,110 Canadian dollars.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Operating leases	608	1,826	2,177
Funding for clinical study	155	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Burnaby, BC, Taunton, MA, Germany and Switzerland.

Critical Accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the IASB. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. The following is a discussion of the Company’s critical accounting policies:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership have passed or transferred to the customer, generally when a product is picked up by the shipper for delivery or when consumed by the customer in the case of consignment inventory, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the undelivered element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partners.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset's recoverable amount. The recoverable amount is the higher of an asset's or cash‑generating unit's ["CGU"] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company's CGUs to which the individual assets are allocated.  These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset's carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount.  Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins based on historical and forecasted values;
•

Discount rates reflecting current market assessment of the risks specific to each CGU.  The discount rate is estimated based on the average percentage of a weighted average cost of capital for the medical device industry;

•

Price development consumables and medical devices, which are based on estimates, are obtained from published forecasts about the future development of applicable procedures during the detailed forecast period, as well as management's own judgments; and

•	Market share assumptions, based on the Company’s product applicability in specific fields of medical indications.

Intangible Assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of an intangible asset acquired in a business combination is the asset’s fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.  The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over their estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development.  The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.  Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use.  It is amortized over the period of expected future benefit.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13-21 years

Shareholder Warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Share-Based Compensation Plans

Stock Option Plan

Certain employees of the Company, including senior executives and members of the board of directors [the “Board”], receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date.  This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company's best estimate of the number of shares that will ultimately vest.  The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to share capital.  The amount of cash, if any, received from participants is also credited in share capital in shareholders' equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Long-term incentive plan

On April 7, 2015 the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).  RSUs may be granted by the Board of Directors and are available for directors, senior officers, employees and consultants of the Company and any affiliate of the Company.  DSUs are intended for directors of the Company who may elect to receive up to 100% of their annual board retainer in DSUs. The number of RSUs and DSUs granted at any particular time pursuant to the plan is calculated by dividing the dollar amount of such grant by the market value of a Novadaq common share listed on the NASDAQ on the date of grant.

RSUs

RSU’s are considered equity-settled transactions and the cost is measured by reference to the fair value at the date on which they are granted. The cost of RSU transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

DSUs

Outstanding DSUs are recorded as a liability, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

RELATED PARTY TRANSACTIONS

As at December 31, 2015 and 2014, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President of Regulatory, Reimbursement and Clinical Affairs; and General Counsel.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014.  The Company has adopted these amendments in its financial statements for the annual period beginning January 1, 2015.  The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after January 1, 2016.  Early adoption is permitted.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016.  The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers [“IFRS 15”]

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of IFRS 15 may affect the amount and/or timing of revenue recognized.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – Financial Instruments [“IFRS 9”]

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 – Leases [“IFRS 16”]

IFRS 16 introduced new requirements for the classification and measurement of leases. Under IFRS 16, leases are generally recorded by the lessee on the balance sheet as an asset and liability measured at the present value of lease rentals and expected payments at the end of the lease. The Company does not intend to early adopt IFRS 16 in its financial statements and will adopt it for the annual period beginning on January 1, 2019, which is the mandatory adoption date specified in IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

Financial Instruments and Other Instruments

The Company’s financial instruments were comprised of the following as at December 31, 2015: cash and cash equivalents of $106,790,000; accounts receivable of $21,768,000; accounts payable and accrued liabilities and provisions of $12,600,000; distribution rights payable of $1,985,000; and shareholder warrants of $16,438,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Distribution rights liability is payable over a 10-year term and is carried at amortized cost. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at December 31, 2015, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2014 – two customers]. Concentration of this customer comprised 21% of total accounts receivable as at December 31, 2015 as compared to 34% as at December 31, 2014.

For the year ended December 31, 2015, there were sales to one customer that exceeded 10% of total revenue [2014 – three customers]. Concentration of this customer comprised of 14% of total revenue for the year ended December 31, 2015.  Concentration of the three customers comprised of 23%, 20% and 12% of total revenue for the year ended December 31, 2014.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2014, which is filed on SEDAR and EDGAR. There have been no changes during the 12 month period ended December 31, 2015.

The Company attempts to mitigate these risks through a combination of sound risk-management practices, insurance and systems of internal control. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operations to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of the Company’s revenues and results of operations may not be meaningful. It is likely that in one or more future quarters the Company’s results of operations will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s ability to bring these new products to market.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company.  Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources.  Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete and future sales and marketing opportunities in other markets obsolete.

Third-Party Intellectual Property Infringement Claims

Patent applications, which may relate or affect the Company’s business, may have been filed by other health care, medical device, biopharmaceutical companies and universities.  Such patent applications or patents, may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company.  NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions.  No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products.  In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products.  Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, NOVADAQ will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products.  Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Successful Commercialization of the Products

The Company's future success will depend in large part on its own ability to continue to commercialize SPY Elite, PINPOINT and LUNA, and to distribute DermACell tissue product [together, the “Products”]. Success is also dependent on the ability of NOVADAQ’s partners to sell FireFly and the CO2 Heart Laser System. Successful commercialization of the Products depends on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company's relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including the fluorescence agent and DermACELL tissue products, the performance of NOVADAQ’s partners, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in the development phase, in a timely manner.  There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, or whether unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products that are proven to be more clinically or cost-effective.

Growth May Be Impacted by Sales Transition

In connection with the transfer of the distribution and marketing rights of the SPY Elite System from LifeCell to Novadaq in late 2014, Novadaq is now responsible for the marketing and distribution of the SPY Elite System. The Company’s ability to achieve continued sales growth in 2016 and beyond will be dependent, in part, on its ability to successfully commercialize the SPY Elite System, along with the rest of the Products. The ability of the Company to continue the successful commercialization of the SPY Elite System will depend on a number of factors, including but not limited to achieving widespread adoption of the product among the targeted surgeons and hospitals, maintaining relationships with surgeons and hospitals that were previously managed by LifeCell and development and maintenance of the Company’s relationships with surgeons and hospitals by the Company’s sales and marketing teams. The successful distribution of SPY Elite System will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of the SPY Elite System.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet in December 2014, Novadaq is now the exclusive worldwide distributer of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets will be dependent, in part, on its ability to successfully market and distribute DermACELL, along with the Company’s other Products. The ability of the Company to successfully distribute DermACELL tissue products will depend on a number of factors, including but not limited to market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet, the effect of reimbursement codes for procedures involving DermACELL, and the clinical results from the use of DermACELL. The successful distribution of DermACELL will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of DermACELL.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Imaging Systems. The hospitals and clinics that are expected to be the end-users of the Systems may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales, marketing, co-marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any partnerships in which the Company is, or will become involved.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This process can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

With the acquisition of the PMA for the Onco-Life® system from Xillix and the PMA for the CO2 Heart Laser System from PLC, NOVADAQ is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, NOVADAQ passed a FDA inspection on its Richmond facility and in 2014 the Company passed a successful audit associated with a PMA supplement for the CO2 Heart Laser for TMR. Future successful review by a health authority inspector is not guaranteed however, a negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses.  In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Patents issued or licensed to the Company, may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings and the cost to the Company of any patent litigation, even if resolved in its favour, could be substantial.

Unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support its direct sales team in the commercialization of SPY Elite, LUNA, PINPOINT and DermACELL and its partnership with Intuitive for the supply of Firefly and MAQUET for the sale of the CO2 Heart Laser. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, Firefly and PINPOINT Imaging Systems and distribution of DermACELL and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company's expenses are denominated in Canadian dollars.  As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and liabilities as at December 31, 2015, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes of $42,000 [2014 - ($117,000)].  The Company's exposure to foreign currency changes for all other currencies is not material.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated the design and effectiveness of the Company’s disclosure controls and procedures at December 31, 2015 and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effective.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have evaluated the effectiveness of ICFR using the framework established in “Internal Control – Integrated Framework (COSO Framework)” published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), 2013.

The CEO and CFO have evaluated the design and effectiveness of the Company’s ICFR at December 31, 2015 and based on the evaluation, the CEO and CFO have concluded that ICFR is effective.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company's internal control over financial reporting that occurred during the quarter or year ended December 31, 2015, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Reference is made to our Management's Report on Internal Control over Financial Reporting in our consolidated financial statements for 2015. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2015.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 56,253,994 common shares, 3,829,250 stock options, 29,302 RSU’s and 1,561,515 shareholder warrants outstanding. The shareholder warrants are exercisable into one common share.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.